UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEABODY WESTERN-UMWA 401(K) PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Peabody Western-UMWA 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Table of Contents

Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2013 and 2012	3

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2013 and 2012	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	15

Exhibit Index	16

Exhibit 23.1 - Consent of UHY LLP, Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statement of net assets available for benefits of Peabody Western - UMWA 401(k) Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose or expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

St. Louis, Missouri
June 27, 2014

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statement of net assets available for benefits of Peabody Western - UMWA 401(k) Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peabody Western - UMWA 401(k) Plan as of December 31, 2012, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 21, 2013

Peabody Western-UMWA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012

Assets:
Investments, at fair value:
Investments in mutual funds	$10,827,711	$9,043,720
Investment in common/collective trust	1,954,443	2,120,141
Interest in Master Trust	190,252	360,480
Total investments	12,972,406	11,524,341
Receivables:
Notes receivable from participants	595,391	685,179

Total assets reflecting investments at fair value	13,567,797	12,209,520
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(52,991)	(106,733)
Net assets available for benefits	$13,514,806	$12,102,787

See accompanying notes.

Peabody Western-UMWA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2013	2012

Additions:
Investment income (loss):
Interest and dividends	$340,284	$254,964
Net realized and unrealized appreciation of mutual funds	1,914,091	944,584
Net investment loss in the Master Trust	(90,018)	(74,919)
Net investment income	2,164,357	1,124,629

Interest income on notes receivable from participants	27,452	27,719

Contributions:
Employee	962,956	827,465
Employer	1,460	2,103
Total contributions	964,416	829,568
Total additions	3,156,225	1,981,916

Deductions:
Benefits paid to participants	(1,742,231)	(737,947)
Administrative expenses	(1,975)	(1,816)
Total deductions	(1,744,206)	(739,763)

Net change in net assets available for benefits	1,412,019	1,242,153
Net assets available for benefits at beginning of year	12,102,787	10,860,634
Net assets available for benefits at end of year	$13,514,806	$12,102,787

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Years Ended December 31, 2013 and 2012

1. Description of the Plan

The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees and former employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement of 2013 are eligible for participation on the date of their employment or at any time afterward. The Employers are indirect, wholly-owned subsidiaries of Peabody Energy Corporation (Peabody). The Plan's administrator is Peabody Holding Company, LLC (the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Contributions

Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days (e.g., personal, floating or graduated days) per calendar year as a contribution. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan.

The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.

During the year ended December 31, 2013, the Plan received a $6,000 reimbursement of legal fees from a participant's account in conjunction with a court ordered settlement agreement, and used a portion of this reimbursement to reduce Employers' contributions.  As of December 31, 2013, the balance in the Vanguard Prime Money Market Fund available for future use was $4,886.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Vesting

Participants are vested immediately in their own contributions, the Employers' matching contributions and the realized and unrealized earnings or losses thereon.
Notes Receivable from Participants

Participants may borrow up to 50% of their account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively. The loan is secured by the balance in the participant's account and bears interest at the prime interest rate on the first business day of the month in which the loan was made, plus an additional 1%. Participants may select any repayment period between 12 and 60 months for general purpose loans. For loans used to acquire a principal residence, any repayment period between 12 and 120 months may be selected. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time. Upon retirement or separation of employment, a participant's loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid within 90 days, it is subtracted from the participant's total account balance and considered a taxable distribution from the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Employers' matching contributions, and plan realized and unrealized earnings or losses. The benefit to which a participant is entitled is the entire balance of the participant's account.

Payment of Benefits

Participants are eligible for distribution of their entire account balance upon death, disability, retirement or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their account balance. Other types of withdrawals are also permitted, as defined in the Plan.

Plan Termination

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants' accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.

Administrative Expenses

Significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employers.  Plan recordkeeping fees are paid through the allocation of a portion of investment management fees.  Certain transaction fees are charged directly to participants.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Accounting

Financial statements of the Plan are prepared using the accrual method of accounting.

The Plan invests in fully benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments
The Plan Administrator defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each plan.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are deducted from loan proceeds and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit distributions are recorded when paid.

Subsequent Events

The Plan Administrator evaluated subsequent events for the Plan through June 27, 2014, the date the financial statements were available to be issued. No subsequent events were noted.

3. Fair Value Measurements

The Plan Sponsor uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs are other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Sponsor evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2, or 3. Further, there were no Level 3 investments in the Plan as of or for the years ended December 31, 2013 and 2012.

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds, which are traded on a national securities exchange in active markets, are valued using daily publicly quoted net asset value (NAV) prices and accordingly classified within Level 1 of the valuation hierarchy. Mutual funds are not subject to liquidity redemption restrictions.

Common/Collective Trust
Units in the common/collective trust (CCT), which are not publicly traded on a national securities exchange, are valued using a NAV that is based on a derived price in an active market and accordingly classified within Level 2 of the valuation hierarchy. The CCT is primarily invested in traditional and synthetic investment contracts and is designed to provide stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of publicly quoted market prices for Peabody common stock held plus uninvested cash position, if any) as reported on the active market on which the security is traded, and is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

The following tables present the fair value hierarchy of the investments reflected on the statements of net assets available for benefits.

	December 31, 2013
	Level 1	Level 2	Total

Equity mutual funds	$7,445,049	$—	$7,445,049
Fixed income mutual funds	884,357	—	884,357
Target retirement mutual funds	2,498,305	—	2,498,305
Fixed income common/collective trust	—	1,954,443	1,954,443
Peabody Energy Stock Fund (1)	190,252	—	190,252
Total assets at fair value	$11,017,963	$1,954,443	$12,972,406

	December 31, 2012
	Level 1	Level 2	Total

Equity mutual funds	$5,975,242	$—	$5,975,242
Fixed income mutual funds	910,397	—	910,397
Target retirement mutual funds	2,158,081	—	2,158,081
Fixed income common/collective trust	—	2,120,141	2,120,141
Peabody Energy Stock Fund (1)	360,480	—	360,480
Total assets at fair value	$9,404,200	$2,120,141	$11,524,341

(1) Interest in Master Trust

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2013	2012
Investments, at fair value:
Peabody Energy Stock Fund	$39,119,601	$47,622,634
Plan's interest in Master Trust	Less than 1%	1%

	Years Ended December 31,
	2013	2012
Master Trust net investment loss:
Dividend income	$607,809	$565,444
Net depreciation of common stock	(12,614,882)	(10,807,513)
Net investment loss	$(12,007,073)	$(10,242,069)

Investments representing 5% or more of the Plan's net assets available for benefits were as follows:

	December 31,
	2013	2012

Mutual funds:
Vanguard Windsor II Admiral Fund	$2,035,008	$1,627,755
Vanguard PRIMECAP Admiral Fund	2,034,384	1,589,691
Vanguard Small-Cap Index Institutional Fund	1,974,479	1,640,928
Vanguard International Growth Admiral Fund	1,086,869	871,691
Vanguard Target Retirement 2020 Fund	1,081,037	891,223
Vanguard Total Bond Market Index Institutional Fund	879,471	910,397
Common/collective trust:
Vanguard Retirement Savings Trust, at contract value	1,901,452	2,013,408
(fair value $1,954,443 and $2,120,141, respectively)

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$13,514,806	$12,102,787
Adjustment from contract value to fair value for
fully benefit-responsive contracts	52,991	106,733
Net assets available for benefits per the Form 5500	$13,567,797	$12,209,520

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Years Ended December 31,
	2013	2012
	(Dollars in thousands)

Net investment income per the financial statements	$2,164,357	$1,124,629
Add: adjustment from contract value to fair value for
fully benefit-responsive investment contracts at end of year	52,991	106,733
Less: adjustment from contract value to fair value for
fully benefit-responsive investment contract at beginning of year	(106,733)	(90,774)
Net investment income per the Form 5500	$2,110,615	$1,140,588

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

7. Income Tax Status
The Plan received a determination letter from the IRS dated March 6, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

8. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard Windsor II Admiral Fund	31,193	shares of mutual fund		$2,035,008
*	Vanguard PRIMECAP Admiral Fund	21,251	shares of mutual fund		2,034,384
*	Vanguard Small-Cap Index Institutional Fund	37,459	shares of mutual fund		1,974,479
*	Vanguard International Growth Admiral Fund	14,644	shares of mutual fund		1,086,869
*	Vanguard Total Bond Market Index Institutional Fund	83,283	shares of mutual fund		879,471
*	Vanguard Institutional Index Fund	1,272	shares of mutual fund		215,290
*	Vanguard International Value Fund	1,788	shares of mutual fund		66,843
*	Vanguard Emerging Markets Stock Index Institutional Fund	759	shares of mutual fund		19,591
*	Vanguard Developed Markets Index Fund	1,088	shares of mutual fund		12,585
*	Vanguard Prime Money Market Fund	4,886	shares of mutual fund		4,886
*	Vanguard Target Retirement Income Fund	21,655	shares of mutual fund		270,693
*	Vanguard Target Retirement 2010 Fund	2,253	shares of mutual fund		57,675
*	Vanguard Target Retirement 2015 Fund	42,949	shares of mutual fund		634,352
*	Vanguard Target Retirement 2020 Fund	39,876	shares of mutual fund		1,081,037
*	Vanguard Target Retirement 2025 Fund	26,093	shares of mutual fund		410,972
*	Vanguard Target Retirement 2030 Fund	744	shares of mutual fund		20,553
*	Vanguard Target Retirement 2035 Fund	387	shares of mutual fund		6,575
*	Vanguard Target Retirement 2040 Fund	11	shares of mutual fund		307
*	Vanguard Target Retirement 2045 Fund	56	shares of mutual fund		989
*	Vanguard Target Retirement 2050 Fund	54	shares of mutual fund		1,525
*	Vanguard Target Retirement 2055 Fund	439	shares of mutual fund		13,320
*	Vanguard Target Retirement 2060 Fund	11	shares of mutual fund		307
*	Vanguard Retirement Savings Trust	1,901,452	units of common/collective trust		1,954,443
*	Various participants	Participant notes receivable (2)			595,391
					$13,377,545

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments
(2)	Participant notes receivable include interest rate of 4.25% and maturities through September 12, 2018

SIGNATURE

Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan

Date:	June 27, 2014	By:	/s/ ANDREW P. SLENTZ
Andrew P. Slentz
Peabody Energy Corporation
Executive Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23.1	Consent of UHY LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm